July 1, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, NE

Washington D.C. 20549

Attention:  Justin Dobbie

Ada D. Sarmento

Re:	Your Comment Letter dated June 26, 2014 regarding Eros International Plc’s Registration Statement on Form F-1 Filed on June 18, 2014 (File No. 333-196857)

Dear Mr. Dobbie and Ms. Sarmento:

Eros International Plc (the “Company” or “we”) has received the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form F-1 (File No. 333-196857) filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2014 (the “Registration Statement”). We have endeavored to respond fully to each of the comments and questions of the staff of the Commission (the “Staff”). For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission an Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with exhibits only and have included with this letter a marked copy of Amendment No. 1 indicating changes from the Registration Statement, filed June 18, 2014. This Amendment No. 1 does not modify any provision of the prospectus that forms a part of the Registration Statement. Accordingly, a preliminary prospectus has been omitted.

Underwriting, page 119

1.	Please disclose that the selling shareholders may be deemed underwriters for this offering.

In response to the Staff’s comment, in a subsequent filing, we intend to add the following sentence to the Underwriting section: “The selling shareholders may be deemed “underwriters” within the meaning of the Securities Act.”

Exhibits

2.	Please file the legality opinion and underwriting agreement prior to effectiveness. Please allow sufficient time for staff review as we may have comments upon review of these documents.

In response to the Staff’s comment, we have filed the legality opinion as Exhibit 5.1 and the form of underwriting agreement as Exhibit 1.1 to the Registration Statement, as requested.

We acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact the Company, feel free to call me at +44 020 7258 9912.

Sincerely,

/s/ Jyoti Deshpande

Jyoti Deshpande

Chief Executive Officer